Via Facsimile and U.S. Mail
Mail Stop 4720

November 18, 2009

Dr. Martine Rothblatt
Chairman of the Board and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: United Therapeutics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-26301

Dear Dr. Rothblatt:

        We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief